SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Centro Oeste Celular Participações S.A.

Financial Statements

for the Six-month Period Ended June 30, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1. We have performed a special review of the Quarterly Information of Tele Centro Oeste Celular Participações S.A. and subsidiaries referring to the quarter and six-month period ended June 30, 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of income and the performance report.

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information.

4. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the individual and consolidated statements of income for the quarter and six-
-month period ended June 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated April 25, 2005 and July 21, 2004, respectively .

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , July 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2005
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT ASSETS
Cash and cash equivalents	2,731	2,923	25,438	11,208
Financial investments	82,592	50,756	979,768	889,946
Trade accounts receivable, net	124,802	93,826	524,677	422,676
Inventories	12,352	34,033	90,687	155,234
Advances to suppliers	3,399	241	3,979	839
Interest on capital and dividends	103,800	103,032	-	-
Deferred on recoverable taxes	105,800	92,150	322,804	285,221
Prepaid expenses	18,378	28,697	81,322	99,673
Other assets	21,415	17,484	27,416	23,703
	475,269	423,142	2,056,091	1,888,500
NONCURRENT ASSETS
Deferred and recoverable taxes	172,863	182,970	375,631	400,620
Loans and financing	36,851	31,043	-	-
Prepaid expenses	1,204	821	9,772	9,046
Other assets	28,074	28,054	30,214	29,794
	238,992	242,888	415,617	439,460
PERMANENT ASSETS
Investments	2,089,126	2,021,471	3,415	3,805
Property, plant and equipment	284,315	282,033	1,150,789	1,128,497
Deferred charges, net	-	-	19,729	20,788
	2,373,441	2,303,504	1,173,933	1,153,090

TOTAL ASSETS	3,087,702	2,969,534	3,645,641	3,481,050

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT LIABILITIES
Payroll and related accruals	7,489	7,733	16,996	16,600
Trade payables and accounts payable	67,802	50,533	338,828	261,252
Taxes payable	17,798	18,306	79,933	87,861
Loans and financing	19,105	26,184	85,147	103,102
Interest on capital and dividends	137,762	138,278	143,342	144,394
Reserve for contingencies	1,769	1,492	8,772	6,182
Derivative contracts	6,940	5,500	17,196	14,631
Other liabilities	63,205	12,330	94,271	23,593
	321,870	260,356	784,485	657,615

LONG-TERM LIABILITIES
Loans and financing	6,072	13,775	85,805	111,843
Reserve for contingencies	130,372	126,982	135,254	132,187
Derivative contracts	2,339	2,827	5,999	6,672
Other liabilities	1,748	1,828	8,797	8,967
	140,531	145,412	235,855	259,669
SHAREHOLDERS' EQUITY
Capital	957,844	957,844	957,844	957,844
Treasury stock	(49,092)	(49,109)	(49,092)	(49,109)
Capital reserves	575,170	575,148	575,170	575,148
Revenue reserves	692,645	692,645	692,645	692,645
Retained earnings	448,608	387,112	448,608	387,112
	2,625,175	2,563,640	2,625,175	2,563,640

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	3,087,702	2,969,534	3,645,641	3,481,050

The accompanying notes are an integral part of these financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per thousand shares)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

GROSS OPERATING REVENUE
Telecommunications services	263,691	275,133	1,279,405	1,148,670
Sale of products	41,346	46,239	228,981	211,515
	305,037	321,372	1,508,386	1,360,185
Deductions from gross revenue	(73,242)	(73,145)	(385,923)	(336,621)

NET OPERATING REVENUE	231,795	248,227	1,122,463	1,023,564
Cost of services provided	(53,230)	(42,574)	(239,879)	(175,935)
Cost of products sold	(49,475)	(54,330)	(280,615)	(222,854)

GROSS PROFIT	129,090	151,323	601,969	624,775

OPERATING REVENUES (EXPENSES)
Selling expenses	(98,792)	(54,423)	(299,681)	(211,445)
General and administrative expenses	(22,748)	(33,802)	(83,696)	(73,174)
Other operating expenses	(10,964)	(7,173)	(36,514)	(27,850)
Other operating revenue	15,846	26,841	43,293	25,162
Equity pick-up	178,463	181,547	-	-
	61,805	112,990	(376,598)	(287,307)

OPERATING INCOME BEFORE FINANCIAL EXPENSES	190,895	264,313	225,371	337,468
Financial expenses	(15,845)	(19,399)	(46,938)	(53,247)
Financial income	12,123	11,954	100,775	81,743

INCOME FROM OPERATIONS	187,173	256,868	279,208	365,964
Nonoperating income (expenses), net	(21)	188	2,958	(2,243)

INCOME BEFORE TAXES AND MINORITY INTERESTS	187,152	257,056	282,166	363,721
Income and social contribution taxes	(3,743)	(20,557)	(98,757)	(124,015)
Minority interests	-	-	-	(3,207)

NET INCOME FOR THE PERIOD	183,409	236,499	183,409	236,499

EARNINGS PER THOUSAND SHARES - R$	1.4446	1.8628

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.  OPERATIONS

Tele Centro Oeste Celular Participações S.A. ("TCO" or the "Company") is a publicly-
-traded company which, as of June 30, 2005, is controlled by Telesp Celular Participações S.A. ("TCP") (86.19% of the voting capital and 50.65% of total capital).

The Company is the controlling company of the operators Telegoiás Celular S.A. ("Telegoiás"), Telemat Celular S.A. ("Telemat"), Telems Celular S.A. ("Telems"), Teleron Celular S.A. ("Teleron"), Teleacre Celular S.A. ("Teleacre") and Norte Brasil Telecom S.A. ("NBT").

The Company provides mobile telephone services, including activities necessary or useful to providing the services, through the license granted, operating in the Federal District with a license up to July 24, 2006. The subsidiaries also provide mobile telephone services, as described below:

Subsidiary	Operating area	License period

Telegoiás	Goiás and Tocantins	10.29.08
Telemat	Mato Grosso	03.30.09
Telems	Mato Grosso do Sul	09.28.09
Teleron	Rondônia	07.21.09
Teleacre	Acre	07.15.09
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The above licenses are renewable once only for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the annual operating revenues.

The Company's business and that of its subsidiaries, of providing mobile telephone services and other additional services, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, according to Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

On March 28, 2005, TCO's Board approved the corporate restructuring of Teleacre, Telegoiás, Teleron e Telems, through a merger with the Parent Company, and of Telemat, through a merger with the subsidiary TCO IP S.A. ("TCO IP").

These mergers still depend on final approval by ANATEL.

The purpose of this operation is to obtain financial and operational benefits, among others, through reductions in administrative costs, the costs of audits and publications, together with rationalization of the accounting procedures.

Increase in TCP's interest in TCO

On October 8, 2004, the Voluntary Public Stock Offer ("OPA") was completed for the acquisition of the Company's preferred shares by its Parent Company, TCP. The number of shares offered in OPA auction exceeded the maximum number to be acquired by TCP (84,252,534,000 shares). Considering this fact, each shareholder that adhered to the OPA had, as a result of the apportionment, for each share offered, 0.5547 preferred shares issued by the Company acquired by TCP. After the OPA, TCP held 32.76% of the total number of TCO preferred shares.

2.  PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications services concessionaries and accounting regulations and procedures established by the Brazilian Securities Commission (CVM).

The consolidated ITR include, in addition to the Company's balances and transactions, the balances and transactions of its subsidiaries described above. In the consolidation, all the balances and transactions between the companies stated above were eliminated.

These ITR were prepared according to principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to March 31, 2005 and June 30, 2004 were reclassified, where applicable, for comparison purposes.

3.  FINANCIAL INVESTMENTS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Financial investments	82,592	50,756	979,768	889,946

The financial investments refer to fixed-income investments, indexed to variations in interbank deposit (CDI) with immediate liquidity.

As of June 30, 2005, the Company and its subsidiaries held financial investments given in guarantee of lawsuits in the amount of R$124,848.

4.  TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Unbilled amounts	19,536	16,840	57,769	55,181
Billed amounts	67,471	43,519	254,817	179,075
Interconnection	30,340	27,604	145,573	138,679
Products sold	16,004	12,721	103,764	79,803
Allowance for doubtful accounts	(8,549)	(6,858)	(37,246)	(30,062)
Total	124,802	93,826	524,677	422,676

No customers have contributed with more than 10% of the net accounts receivable as of June 30 and March 31, 2005, except for the amounts receivable from Brasil Telecom S.A. (BrT), which represent approximately 12% and 13% of the net consolidated accounts receivable, respectively.

The movements of the allowance for doubtful accounts are as follows:

	Company		Consolidated
	2005	2004	2005	2004

Balance at the beginning of the year	7,478	8,425	33,758	33,828
Additions in the 1 st quarter	4,127	3,189	18,052	16,737
Write-offs in the 1 st quarter	(4,747)	(3,339)	(21,748)	(13,726)

Balances as of March 31	6,858	8,275	30,062	36,839

Additions in the 2 nd quarter	11,013	2,451	37,388	9,383
Write-offs in the 2 nd quarter	(9,322)	(2,777)	(30,204)	(12,320)

Balances as of June 30	8,549	7,949	37,246	33,902

5.  INVENTORIES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Cellular handsets	13,763	28,546	100,966	146,440
Accessories and others	310	6,664	2,017	19,519
(-) Allowance for obsolescence	(1,721)	(1,177)	(12,296)	(10,725)
Total	12,352	34,033	90,687	155,234

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Social contribution and prepaid income tax	9,346	9,089	12,093	17,346
Withholding tax	10,620	9,976	63,967	54,621
Recoverable ICMS	17,806	17,983	85,035	84,413
Recoverable PIS and COFINS	983	1,526	25,136	22,803
Other	915	926	1,655	1,578
Total recoverable taxes	39,670	39,500	187,886	180,761
Deferred income and social contribution taxes	237,671	234,494	492,224	497,922
ICMS to be appropriated	1,322	1,126	18,325	7,158
Total	278,663	275,120	698,435	685,841

Current	105,800	92,150	322,804	285,221
Noncurrent	172,863	182,970	375,631	400.620

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Merged tax credit (corporate restructuring)	175,868	187,093	400,331	425,885
Tax credits on:
Obsolescence	585	400	4,181	3,647
Contingencies	33,442	32,195	37,483	35,560
Doubtful accounts	2,907	2,332	12,664	10,221
Suppliers	4,462	3,971	14,500	11,914
Other amounts	1,393	1,600	4,051	3,792
Tax loss carryforwards	19,014	6,903	19,014	6,903
Total	237,671	234,494	492,224	497,922

Current	73,865	60,615	159,604	140,776
Noncurrent	163,806	173,879	332,620	357.146

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Merged tax credit : consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (Note 29); it is realized proportionally to the amortization of the goodwill on TCO and its subsidiaries, the term of which ends on June 30, 2009.

b)  Temporary differences : will be realized upon payments of the accruals, effective losses on bad debts or realization of inventories.

At the end of the 2004 fiscal year, the Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicated full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusion of these studies on June 30, 2005.

The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income in the short term.

7.  PREPAID EXPENSES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

FISTEL fees	12,398	15,283	78,123	93,388
Advertising	5,879	13,502	5,879	13,502
Financial charges	217	259	461	557
Insurance premiums	34	11	56	46
Other	1,054	463	6,575	1,226
Total	19,582	29,518	91,094	108,719

Current	18,378	28,697	81,322	99,673
Noncurrent	1,204	821	9,772	9,046

8.  OTHER ASSETS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Escrow deposits	12,525	12,492	14,981	14,494
Advance for purchase of shares	15,584	15,584	15,584	15,584
Advances to employees	1,228	2,033	2,755	4,379
Receivable from Group companies	7,898	7,080	977	448
Credits with suppliers	8,287	6,096	8,640	6,282
Subsidies in sale of terminals	3,762	2,056	14,484	10,851
Other assets	205	197	209	1,459
Total	49,489	45,538	57,630	53,497

Current	21,415	17,484	27,416	23,703
Noncurrent	28,074	28,054	30,214	29,794

9.  INVESTMENTS

a)  Participation in subsidiaries

Investees	Total interest - %	Total shares (in thousand)	Shareholders' equity		Net income (loss) at
			06.30.05	03.31.05	06.30.05	06.30.04

Telegoiás	100,00	6,735	823,186	790,266	76,147	69,896
Telemat	100,00	711	501,006	481,184	49,651	48,302
Telems	100,00	1,266	352,368	346,514	23,851	37,376
Teleron	100,00	727	115,766	110,041	11,973	9,573
Teleacre	100,00	1,987	58,916	57,529	4,552	5,170
NBT	100,00	72,000	235,451	233,621	12,427	16,256
TCO IP (1)	100,00	999	357	(150)	(138)	(1,815)

(1) TCO IP operated telecommunications services, Internet access services, solutions development and others. On August 16, 2004, through ANATEL Act No. 45,941, the license for multimedia communications services was revoked. The revocation of the license did not relieve TCO IP of its liabilities to third parties.

b)  Breakdown and changes

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Investments in subsidiaries	1,813,573	1,717,023	-	-
Goodwill paid on investment acquisition	19,920	20,310	4,336	4,726
Goodwill on spin-off for operators	257,893	286,548	-	-
Negative goodwill in acquisition of interest in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Provision for losses on investments - TCO IP	-	(150)	-	-
Other investments	22	22	1,361	1,361
Balance of investments	2,089,126	2,021,471	3,415	3,805

The movements of investments by the Parent Company for the six-month periods ended June 30, 2005 and June 30, 2004 are as follows:

Investments in subsidiaries	2005	2004

Initial balance for investments	1,596,505	1,229,199
Equity pick-up in the 1 st quarter	110,718	80,577
Investment in subsidiaries	-	59
Increase of capital in subsidiaries	10,160	31,168
Capitalization of advance for future capital increase - TCO IP	(510)	-
Balance of investment as of March 31	1,716,873	1,341,003

Increase in interest of TCO in subsidiaries	-	28,555
Equity pick-up in the 2 nd quarter	67,745	100,970
Investment in subsidiaries	-	180
Increase of capital in subsidiaries	28,955	-
Dividends and interest on capital	-	705
Negative goodwill on purchase of investments	-	(431)
Balance of investment as of June 30	1,813,573	1,470,982

The movement of balance of net goodwill in consolidated for the six-month periods ended June 30, 2005 and June 30, 2004 is as follows:

	06.30.05	06.30.04

Other investments	22	22

Goodwill/negative goodwill:
Initial balance	2,835	4,396
Amortization of goodwill on the acquisition of investments	(391)	(390)
Balance as of March 31	2,444	4,006

Amortization of goodwill on the acquisition of investments	(390)	(391)
Balance as of June 30	2,054	3,615

Special goodwill reserve:
Initial balance	286,548	-
Balance as of March 31	286,548	-

Tax benefit transferred to subsidiaries (Note 29)	-	286,548
Increase in capital of subsidiaries	(28,655)	-
Balance as of June 30	257,893	286,548

Advance for future capital increase:
Initial balance	15,584	46,752
Capitalization of subsidiaries	-	(31,168)
Balance as of March 31 and June 30	15,584	15,584

10.  PROPERTY, PLANT AND EQUIPMENT

		Company
	Annual	06.30.05			03.31.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	339,957	(252,568)	87,389	90,154
Switching equipment	10	112,167	(48,089)	64,078	65,817
Infrastructure	5 to 10	71,673	(48,399)	23,274	23,960
Land	-	2,185	-	2,185	2,185
Software rights	20	84,436	(39,787)	44,649	41,105
Buildings	4	13,590	(6,383)	7,207	7,051
Terminal equipment	66.67	28,222	(22,272)	5,950	5,360
Other assets	5 to 20	45,860	(23,210)	22,650	23,996
Assets and construction in progress	-	26,933	-	26,933	22,405
Total		725,023	(440,708)	284,315	282,033

		Consolidated
	Annual	06.30.05			03.31.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,015,576	(619,397)	396,179	398,845
Switching equipment	10	375,690	(144,835)	230,855	232,130
Infrastructure	5 to 10	204,160	(89,622)	114,538	110,906
Land	-	7,861	-	7,861	7,859
Software rights	20	251,399	(105,005)	146,394	144,944
Buildings	4	42,136	(9,901)	32,235	28,894
Terminal equipment	66.67	81,479	(53,051)	28,428	24,483
Concession license	7.23	60,550	(24,074)	36,476	37,569
Other assets	5 to 20	100,721	(43,323)	57,398	59,808
Assets and construction in progress	-	100,425	-	100,425	83,059
Total		2,239,997	(1,089,208)	1,150,789	1,128,497

11.  DEFERRED CHARGES

	Annual rate of	Consolidated
	amortization - %	06.30.05	03.31.05

Pre-operating expenses:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	27,991
Goodwill	20	154	154
		44,846	44,846
Accumulated amortization		(25,117)	(24,058)
Total		19,729	20,788

12.  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Suppliers	30,168	38,082	172,880	198,293
Interconnections	10,893	5,232	67,572	21,147
Transfer of SMP	23,974	4,302	91,069	33,842
Other	2,767	2,917	7,307	7,970
Total	67,802	50,533	338,828	261,252

Transfer of SMP refers to the so called international VC2 and VC3, diverts which are billed to our customers and transferred to the long-distance operators.

13.  TAXES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

State VAT (ICMS)	13,174	14,581	54,113	59,382
Income and social contribution taxes	-	-	6,597	11,148
PIS and COFINS	2,844	2,285	13,085	11,218
FISTEL fees	464	244	2,612	2,938
FUST and FUNTTEL	408	280	1,567	1,332
Other taxes	908	916	1,959	1,843
Total	17,798	18,306	79,933	87,861

14.  LOANS AND FINANCING

a)  Debt composition

				Company		Consolidated
Description	Currency	Charges	Maturity	06.30.05	03.31.05	06.30.05	03.31.05

BNDES	R$	TJLP + interest 3.5% to 4% p.a.	01.15.06 to 01.15.08	4,106	5,427	101,913	114,051
Export Development Canada - EDC	US$	Libor 6m + interest of 3.9% to 5% p.a.	11.22.05 to 12.14.06	20,883	33,602	43,375	71,473
Teleproduzir (i)	R$	Interest of 0.2% p.m.	07.31.12	-	-	15,108	15,159
BNDES - Basket of currencies	UMBNDES	Variation basket UMBNDES + 3.5% p.a.	01.15.08	-	-	8,233	10,349
Other	R$	Column 20 FGV	10.31.08	-	-	1,521	1,424
Interest				188	930	802	2,489
Total				25,177	39,959	170,952	214,945

Current				19,105	26,184	85,147	103,102
Noncurrent				6,072	13,775	85,805	111,843

(i) Refers to the long-term portion of the benefit of the Teleproduzir Program, that refers to an agreement with the Goiás State Government for deferral of ICMS payments. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the end of date of utilization of the benefit, which was in July 2004.

b)  Repayment schedule

The long-term portion of loans and financing matures as follows:

Year	Company	Consolidated

2006 (from July on)	6,072	33,137
2007	-	40,234
2008	-	5,632
2009	-	2,158
2010	-	2,158
2011	-	2,158
2012	-	328
Total	6,072	85,805

c)  Restrictive covenants

The Company and its subsidiaries have loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Canada - EDC, the consolidated balances of principal of which, as of June 30, 2005, are R$110,146 and R$43,375 (R$124,400 and R$71,473 as of March 31, 2005), respectively. As of that date, the various contractual economic and financial indices were complied with by the Company and its subsidiaries.

d)  Guarantees

Banks	Guarantees

BNDES Operators TCO	15% of the receivables and CDB pledged to an amount equivalent to the next installment coming due.

BNDES NBT	100% of the receivables and CDB pledged to an amount equivalent to the next two installments.

e)  Derivatives - consolidated

As of June 30, 2005, the Company and its subsidiaries had exchange rate swap contracts of US$22,447 thousand (US$32,134 thousand as of March 31, 2005), to hedge all its foreign-exchange liabilities. Up to that date, the Company and its subsidiaries had recorded an accumulated and unrealized net loss of R$23,195 (R$21,303 as of March 31, 2005) on these derivatives, represented by a current liability balance of R$17,196 (R$14,631 as of March 31, 2005), and a balance in long-term liabilities of R$5,999 (R$6,672 as of March 31, 2005).

15.  INTEREST ON CAPITAL AND DIVIDENDS PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Interest on capital TCP	35,838	35,838	35,838	35,838
Interest on capital minority interest	45,353	45,869	49,386	50,438
Dividends TCP	26,276	26,276	26,276	26,276
Dividends minority interest	30,295	30,295	31,842	31,842
Total	137,762	138,278	143,342	144,394

16.  OTHER LIABILITIES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Services to be provided - prepaid	4,751	3,947	35,762	13,701
Provision for loyalty program (a)	2,000	1,583	4,423	3,395
Liabilities with associated companies	14,631	6,802	12,358	6,416
Provision for pension plan	84	84	167	167
Equivalent share grouping (b)	41,829	-	41,829	-
Others	1,658	1,742	8,529	8,881
Total	64,953	14,158	103,068	32,560

Current	63,205	12,330	94,271	23,593
Noncurrent	1,748	1,828	8,797	8,967

(a) The Company and its subsidiaries have customer loyalty programs, in which connections are transformed into points for future exchange for handsets. The accumulated points, net of redemption, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b) Refers to credit made available to the shareholders who benefit from the remainder of the shares arising from the grouping of the Company's share capital (Note 19).

17.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts related with the claims whose probability of an unsuccessful outcome was classified as probable.

The composition of the reserves are as follows:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Telebrás	119,176	116,487	119,176	116,487
Labor	71	21	888	845
Civil	3,305	2,378	14,111	9,830
Tax	9,589	9,588	9,851	11,207
Total	132,141	128,474	144,026	138,369

Current	1,769	1,492	8,772	6,182
Noncurrent	130,372	126,982	135,254	132,187

The changes in the reserve for contingencies in the six-month period ended June 30, 2005 are as follows:

	Company	Consolidated

Balance as of December 31, 2004	124,812	134,117
Reserves, net of reversals	1,552	5,064
Monetary variations	5,417	5,417
Payments, net of reclassifications	360	(572)
Balance as of June 30, 2005	132,141	144,026

17.1. Telebrás

Correspond to the original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Appendix 2 of the Split-up Report dated February 28, 1998, approved by the Shareholders' General Meeting of May 1998, should be attributed to the corresponding holding company of Telegoiás and Telebrasília Celular S.A.

Considering that there was a failure in the allocation of these loans at the time of the split-up, the Company suspended the flow of payments and began to restate the debt according to the variation in the IGP-M plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities are its property, plus accessories of these assets, also claiming compensation for the installments paid.

On August 1, 2001, a decision was handed down ruling the requests made by the Company in the declaratory action to be without grounds, but on October 8, 2001 the Company filed an appeal, which was ruled without grounds, upholding the first level court decision. The Company filed a new appeal that is awaiting judgment by the Supreme Court (STJ).

In the opinion of the Company's legal advisers, the chances of an unsuccessful outcome are considered probable as regards the merit and possible as regards the restatement factor. The unrecorded difference as of June 30, 2005 between the original rates of contracts and the restatement described above is estimated at R$(18,280) (R$(4,007) as of March 31, 2005).

17.2. Tax litigation

17.2.1. Probable loss

Includes several tax claims, a provision having been posted as demonstrated previously, which is considered sufficient to cover the probable losses in these cases.

17.2.2. Possible loss

No new significant claims classified as having a "possible" loss incurred in this first semester. No significant alterations occurred in the claims indicated in this report since the last financial year.

17.3. Labor and civil suits

Include several labor and civil claims, and a reserve was posted as demonstrated previously, which is considered sufficient to cover possible losses in these cases.

In relation to claims whose probability of loss is classified as possible, the amount involved is R$19,166 (R$16,573 as of March 31, 2005) for civil claims and R$3,967 (R$3,275 as of March 31, 2005) for labor claims.

18.  LEASING (CONSOLIDATED)

The Company and its subsidiaries have leasing contracts, which were liquidated in June 2005. Expenses recorded in the first semester of 2005 totaled R$461 (R$2,032 in the first semester of 2004).

19.  SHAREHOLDERS' EQUITY

a)  Capital

On March 31, 2005 Company's capital was increased by R$164,878, without issuing new shares, by means of capitalization of part of the surplus revenue reserves into capital as of December 31, 2004.

In the General and Extraordinary Shareholders' Meetings held on March 31, 2005, a reverse split of 386,664,974,968 nominative book-entry shares, without par value, was approved, of which 129,458,666,783 common shares and 257,206,308,185 preferred shares, representing capital, in the proportion of 3,000 (three thousand) shares to 1 (one) share of the same species, the capital becoming represented by 128,888,325 nominative book-entry shares, without par value, of which 43,152,889 common shares and 85,735,436 preferred shares.

As a result of the reverse share split, the authorized capital limit changed from up to 700,000,000,000 shares to up to 234,000,000 shares.

Consequently the capital as of June 30 and March 31, 2005, consists of shares with no par value, distributed as follows:

Thousands of shares

Common shares	43,153
Preferred shares	85,735
Shares held in treasury	(1,928)
Total	126,960

b)  Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

c)  Revenue reserve

(i)  Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of paid-up capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and may only be used to compensate losses or increase capital. The reserve is made at the end of the financial year.

(ii)  Special reserve for expansion

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the coming financial year.

d)  Dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws, but they are assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to not less than 25% of net income for the financial year, calculated in the form of article 202 of corporate law, with priority in the receipt of minimum noncumulative dividends equivalent to the larger of the following values:

(i)  6% per annum on the amount resulting from dividing the subscribed capital by the total number of Company's shares.

(ii)  3% per annum on the amount resulting from division of the shareholders' equity by the total number of Company's shares, plus the right to participate in distributed income under equal conditions to the common shares, after the latter have been assured a dividend equal to the minimum priority dividend established for the preferred shares.

e)  Treasury shares

The shares held in treasury as of June 30, 2005 totaled 1,929 thousand shares, of which 1,728 common shares (1,928 thousand common shares and 1 thousand preferred shares as of March 31, 2005).

20.  NET OPERATING REVENUE

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Monthly subscriptions	18,667	25,457	60,463	79,429
Use of network	136,099	131,971	670,127	555,997
Additional call charges	5,154	3,998	26,666	12,510
Interconnection	85,576	97,670	415,190	419,825
Data services	10,073	9,890	67,596	54,280
Additional services	6,096	4,944	30,243	20,729
Other services	2,026	1,203	9,120	5,900
Gross revenue from services	263,691	275,133	1,279,405	1,148,670

State VAT (ICMS)	(43,424)	(40,504)	(220,366)	(183,747)
PIS and COFINS	(9,073)	(9,671)	(43,810)	(39,902)
ISS - service tax	(97)	(60)	(346)	(323)
Discounts granted	(8,529)	(8,766)	(51,433)	(47,649)
Net operating revenue from services	202,568	216,132	963,450	877,049

Gross revenue from handsets and accessories	41,346	46,239	228,981	211,515

ICMS	(6,043)	(7,531)	(36,881)	(35,639)
PIS and COFINS	(3,595)	(3,934)	(19,968)	(20,258)
Discounts granted	(1)	(1)	-	(75)
Returned sales	(2,480)	(2,678)	(13,119)	(9,028)
Net operating revenue from the sale of cellular phones and accessories	29,227	32,095	159,013	146,515

Total net operating revenue	231,795	248,227	1,122,463	1,023,564

No clients have contributed with more than 10% of gross operating revenue in the six-
-month periods ended June 30, 2005 and June 30, 2004, except for Brasil Telecom S.A., a fixed-telephone operator, which contributed with approximately 20% and 22%, respectively, in relation to interconnection revenues.

21.  COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Personnel	(3,413)	(3,103)	(11,861)	(10,354)
Materials	(707)	(474)	(2,448)	(2,167)
Outsourced services	(6,349)	(4,618)	(28,521)	(17,914)
Connections	(687)	(2,196)	(17,140)	(14,463)
Rents, insurance and condominium fees	(1,463)	(3,012)	(5,154)	(8,469)
Interconnection	(4,161)	(4,829)	(28,613)	(42,826)
Taxes and contributions	(9,463)	(630)	(53,601)	(3,340)
Depreciation and amortization	(26,987)	(23,711)	(92,533)	(76,401)
Other	-	(1)	(8)	(1)
Cost of services provided	(53,230)	(42,574)	(239,879)	(175,935)

Cost of products sold	(49,475)	(54,330)	(280,615)	(222,854)
Total	(102,705)	(96,904)	(520,494)	(398,789)

22.  SELLING EXPENSES

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Personnel	(12,343)	(9,287)	(39,338)	(31,120)
Materials	(881)	(1,211)	(2,616)	(3,785)
Outsourced services	(34,446)	(23,256)	(131,094)	(119,992)
Publicity	(27,149)	(10,816)	(39,863)	(15,667)
Rents, insurance and condominium fees	(1,316)	(1,513)	(4,078)	(4,089)
Taxes and contributions	(53)	(113)	(353)	(420)
Depreciation and amortization	(4,489)	(2,145)	(17,472)	(8,800)
Allowance for doubtful accounts	(15,140)	(5,640)	(55,440)	(26,120)
Other	(2,975)	(442)	(9,427)	(1,452)
Total	(98,792)	(54,423)	(299,681)	(211,445)

23.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Personnel	(5,891)	(12,490)	(24,504)	(25,178)
Materials	(635)	(538)	(2,508)	(1,268)
Outsourced services	(10,631)	(11,513)	(33,449)	(27,344)
Rents, insurance and condominium fees	(1,640)	(1,048)	(7,542)	(3,593)
Taxes and contributions	(135)	(1,241)	(800)	(2,118)
Depreciation and amortization	(3,751)	(5,714)	(11,702)	(10,582)
Other	(65)	(1,258)	(3,191)	(3,091)
Total	(22,748)	(33,802)	(83,696)	(73,174)

24.  OTHER OPERATING REVENUES (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Revenue:
Fines	2,303	4,158	10,452	15,313
Recovered expenses	714	450	5,766	1,018
Reversal of reserves	10	7	3,666	2,659
Shared infrastructure	2,582	21,045	6,680	2,590
Sales incentives	8,563	1,093	13,682	3,475
Other	1,674	88	3,047	107
Total	15,846	26,841	43,293	25,162

Expenses:
FUST fees	(1,095)	(1,151)	(5,116)	(4,455)
FUNTTEL	(547)	(554)	(2,558)	(2,205)
ICMS on other expenses	(1,727)	(2,350)	(4,578)	(8,456)
PIS and COFINS on other revenue	(2,329)	(1,460)	(6,611)	(2,477)
Other taxes and contributions	(125)	(14)	(170)	(346)
Provision for contingencies	(1,562)	(567)	(8,730)	(4,000)
Amortization of deferred charges	-	-	(2,119)	(4,459)
Amortization of Telegoiás and NBT goodwill	(781)	(781)	(781)	(781)
Other	(2,798)	(296)	(5,851)	(671)
Total	(10,964)	(7,173)	(36,514)	(27,850)

25.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Financial income:
Income from financial operations	8,790	12,017	92,448	85,763
Monetary/exchange variations	3,365	30	8,368	125
Hedge operations, net	-	2,255	-	6,255
PIS/COFINS on financial operations	(32)	(2,348)	(41)	(10,400)
Total	12,123	11,954	100,775	81,743

Financial expenses:
Expenses with financial operations	(3,899)	(5,083)	(24,500)	(26,777)
Monetary/exchange variations	(6,204)	(14,316)	(8,109)	(26,470)
Hedge operations, net	(5,742)	-	(14,329)	-
Total	(15,845)	(19,399)	(46,938)	(53,247)

26.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on the accrual basis, paying the taxes based on a monthly estimate. The subsidiary TCO IP returned a tax loss; however, the tax credits were not recognized due to the lack of projections of taxable income to be generated in the short term. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is given below:

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Income tax	(16,534)	(14,085)	(89,366)	(85,664)
Social contribution	(5,952)	(5,356)	(32,198)	(31,151)
Deferred income tax	13,789	(820)	16,777	(5,294)
Deferred social contribution	4,954	(296)	6,030	(1,906)
Total	(3,743)	(20,557)	(98,757)	(124,015)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill fiscal benefit, and the amounts calculated at the combined statutory rate of 34% are as follows:

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Income before taxes	187,152	257,056	282,166	363,721
Income and social contribution taxes at statutory rate	(63,632)	(87,399)	(95,936)	(123,665)
Permanent additions:
Donations and sponsorships	-	(59)	(2,330)	(281)
Other	(788)	(396)	(153)	(611)
Permanent exclusions:
Equity pick-up	60,677	61,726	-	-
Reserve for maintenance of integrity of shareholders' equity	-	4,775	-	-
Difference additional income tax	-	12	(338)	84
Other exclusions	-	784	-	458
Tax expense	(3,743)	(20,557)	(98,757)	(124,015)

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)  Risk considerations

The Company and its subsidiaries operate the mobile telephone service in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and the Federal District, according to the terms of the license granted by the Federal Government. The operators also exploit the business of purchasing and distributing handsets through their own channels and distributional network to stimulate their core business.

The major market risks to which the Company and its subsidiaries are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. The Company and its subsidiaries have 85% (84% as of March 31, 2005) of the customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the Company's ERP distribution module.

The Company and its subsidiaries are also subject to credit risk derived from the short-term financial investment and amounts receivable from swap operations. The Company and its subsidiaries operate in such a way as to diversify this exposure among first rate financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in the TJLP (local index), on financing from BNDES. As of June 30, 2005, the restated balances of the principal for these operations amounted to R$101,913 (R$114,051 as of March 31, 2005).

The Company and its subsidiaries are also exposed to the risk of local interest rates due to the liability portion of derivative operations (exchange hedge) with exchange rates associated with the CDI. However, the short-term financial investments, also indexed to the CDI, partially neutralize this effect.

Foreign currency-denominated loans are also exposed to interest risk associated with foreign loans. As of June 30, 2005, these operations amounted to principal values of US$ 18,454 thousand (US$26,807 thousand as of March 31, 2005).

Currency/Exchange rate risk

The Company and its subsidiaries utilize derivative instruments to protect currency risk on foreign currency-denominated loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of June 30, 2005:

In thousands of US$

Loans and financing - US$	(18,454)
Loans and financing - UMBNDES (i)	(3,503)
Suppliers	(391)
Hedge instruments	22,447
Total	99

(i) UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the principal being the U.S. dollar, for which reason the Company and its subsidiaries considered it as the U.S. dollar in analyzing the risk coverage related with exchange-rate fluctuations.

b)  Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gain

Loans and financing	(170,952)	(169,036)	1,916
Derivative instruments	(23,195)	(22,245)	950
Total	(194,147)	(191,281)	2,866

c)  Market value of financial instruments

The market value of the loans and financing, together with the swap contracts, was established based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

28.  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with the other companies of the former Telebrás system and their successors, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)  PBS-A - defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000.

b)  PBS-TCO - defined-benefit retirement plan sponsored individually by the Company.

c)  PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-TCO Plan are determined based on actuarial studies prepared by independent actuaries, according to the regulations in effect in Brazil . The system of establishing the cost is the capitalization method and the contribution payable by the sponsor is 13.5% of the payroll of its employees participating in the Plan, of which 12% is allocated to costing the PBS-TCO Plan and 1.5% to the PAMA Plan.

d)  TCOPREV - individual defined contribution plan - the TCOPREV benefits plan, introduced by SISTEL in August 2000.

The Company's contributions to the TCOPREV Plan are equal to those of the participants, varying up to 8% of the participation salary, as a function of the percentage selected by the participant. In the second semester of 2005, the contributions to these Plans were R$1,867 (R$1,956 in 2004).

Up to June 30, 2005, the Company and its subsidiaries recognized proportionally the actuarial cost foreseen for the 2005 financial year, recording the amount of R$167 relative to these costs, in an administrative expense account.

29.  CORPORATE RESTRUCTURING

On May 13, 2004, the Boards of the Company and its Parent Company approved a corporate restructuring for the purpose of transferring to the Company and its subsidiaries the goodwill paid by TCP in the acquisition of TCO, whose balances as of May 31, 2004 were R$1,503,121.

Prior to the merger of goodwill by the Company, a reserve was constituted to maintain the merger's shareholders' equity at R$992,060. Thus, net assets merged by the Company amounted to R$511,061, which, in essence, represent the tax benefit derived from the deductibility of the mentioned goodwill when merged by the Company and its subsidiaries.

The merged net assets will be amortized over approximately five years and the balancing item was a special goodwill reserve to be transferred to the capital account in favor of the Parent Company at the time of effective realization of the tax benefit. The remaining shareholders are assured the right to participate in these capital increases, in which case the funds raised will be paid to TCP.

As of June 30, 2004, the transfer of part of the net assets to the subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve merged	Net value

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total split-up	842,789	(556,241)	286,548

Balance TCO	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to the subsidiaries, the proposal has been approved to merge the shares of the subsidiaries' minority shareholders, who received the Company's shares in a proportion established by a market evaluation appraisal prepared by independent experts. The transfer of the interests in the subsidiaries resulted in a capital increase of R$28,555.

The accounting records of the Company and its subsidiaries maintained for corporate and tax purposes have specific accounts related with the premium and provision merged and corresponding amortization, reversal and tax credit, the balances of which as of June 30, 2005 are as follows:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05
Balance sheets:
Merged goodwill	517,260	550,276	1,177,444	1,252,600
Merged reserve	(341,392)	(363,183)	(777,113)	(826,715)
Balance	175,868	187,093	400,331	425,885

	06.30.05	06.30.04	06.30.05	06.30.04
Statement of income:
Amortization of goodwill	(66,033)	(20,357)	(150,312)	(57,321)
Reversal of reserve	43,582	13,436	99,206	37,832
Tax credit	22,451	6,921	51,106	19,489
Effect on income	-	-	-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum dividends. To ensure a better presentation of the Companies' financial and equity situation in the financial statements, the net amount of R$400,331, as of June 30, 2005 (R$425,885 as of March 31, 2004), which, in essence, represents the tax credit merged, was classified in the balance sheet under current and noncurrent assets as deferred taxes (Note 6).

30.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a)  Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)  Corporate services: These are passed on to the companies under the same controlling group at the cost effectively incurred of the services.

c)  Payable to related companies: Refers to loan operations between the Company and the subsidiaries.

A summary of the unconsolidated balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	06.30.05	03.31.05
Assets:
Trade accounts receivable, net	5,230	9,509
Credits with Group companies	977	448

Liabilities:
Trade accounts payable	16,807	18,069
Liabilities with Group companies	12,358	6,416

	Consolidated
	06.30.05	06.30.04
Statement of income:
Cost of services provided	(1,567)	(2,862)
Selling expenses	(5,838)	(9,159)
General and administrative expenses	(9,244)	(15,799)

31.  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent in their operations. As of June 30, 2005, the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. Management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Amounts insured

Operating risks	R$940,160,000.00
General third-party liability - RCG	R$7,559,750.00
Auto (fleet of executive vehicles)	Fipe Table and R$250,000.00 for DC/DM
Auto (fleet of operational vehicles)	R$250,000.00 for DC/DM

32.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•  Type of shares: preferred.

•  Each ADR represents 1 (one) preferred share.

•  Shares are traded as ADRs with the code "TRO", on the New York Stock Exchange - NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

33.  SUBSEQUENT EVENTS

The General Meeting of the Board of Directors of Tele Centro Oeste Celular Participações S.A. held on June 28, 2005 approved a proposal to increase the capital to capitalize the tax benefits arising from the corporate restructuring in the amount of R$63,893, by issuing 3,107,645 common book-entry shares, without par value. Each share will be negotiated at R$20.56, assuring the right to preference established in article 171 of Law No. 6,404/76, and funds arising from any exercise of the preference rights should be credited to the controlling shareholder. The term for exercising the right of preference is from June 29 to July 28, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.